UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     X   Form 10-K        Form 20-F        Form 11-K       Form 10-Q        Form N-SAR

SEC FILE NUMBER:  033-03385-LA

For Period Ended: December 31, 2006

     [  ]     Transition Report on Form 10-K

     [  ]     Transition Report on Form 20-F

     [  ]     Transition Report on Form 11-K

     [  ]     Transition Report on Form 10-Q

     [  ]     Transition Report on Form N-SAR

     For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

China Shen Zhou Mining & Resources, Inc.

Former Name if Applicable:

Earth Products & Technologies, Inc.

Address of Principal Executive Office:

No. 166 Fushi Road Zeyang Tower Suite 305, Shijingshan District

City, State and Zip Code:

Beijing, China 100043

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [ X ]

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed).

The financial statements and related disclosure are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort due to (i) delays as a result of the registrant’s recent engagement of a new independent registered accounting firm and (ii) unexpected delays in obtaining certain financial information. Registrant expects its annual report on Form 10-KSB to be filed on or before April 17, 2007.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Christopher H. Cunningham

(206) 370 7639

(Name)

(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

[X] Yes  [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Shen Zhou Mining & Resources, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGISTRANT:

CHINA SHEN ZHOU MINING & RESOURCES, INC.

Date: November 14, 2006

By     /s/ Yu Xiao-Jing

Yu Xiao-Jing, CEO